SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated February 1, 2018.

TRANSLATION

Buenos Aires, February 1, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. and Petronas E&P

Argentina S.A. ratify their intention to

continue development of the

La Amarga Chica agreement

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that connection, and following the information provided to the market in our relevant notices dated August 28, 2014; December 5, 2014; December 10, 2014; May 11, 2015 and November 23, 2016, we inform you that on the abovementioned date, PETRONAS E&P ARGENTINA S.A. (“PEPASA”) and YPF S.A. (“YPF”) ratified their intention to continue with the Pilot in the La Amarga Chica block located in the Province of Neuquén.

In this third and final phase of the La Amarga Chica Pilot, both companies are considering the drilling of 10 horizontal wells and the construction of new facilities and installations in order to transport the shale oil production derived from the area. The joint investment commitment for this third Pilot phase amount to 192.5 million U.S. Dollars. This phase is expected to be completed in the third quarter of this year, after which both parties will be able to decide on the full development of the block.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 1, 2018	By:	/s/ Diego Celaá

	Name:	Diego Celaá
	Title:	Market Relations Officer